UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No.  _1_)*

                  COMTEX NEWS NETWORK, INC.
                 __________________________
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           205914104
                         (CUSIP Number)

                           Tepco Ltd.
                      Continental Building
                        25 Church Street
                     Hamilton HM12, Bermuda
                        Attn.:  President
                         (441) 295-1078

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                      March 19, 2007
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
..   (A  fee is not required only if the filing person (1)  has  a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

                               SCHEDULE 13D

CUSIP No.  023113103

1    NAME OF FILING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Tepco Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)
 (b)
3  SEC USE ONLY

4    SOURCE OF FUNDS*

WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(d)

6    CITIZENSHIP OR PLACE OR ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7    SOLE VOTING POWER

            3,669,924

     8    SHARED VOTING POWER

            0

     9    SOLE DISPOSITIVE POWER

            3,669,924

     10   SHARED DISPOSITIVE POWER

            0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

            3,669,924

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.0%

14   TYPE OF FILING PERSON

         CO

     Item 5.       Interest in the Securities of the Issuer
                   ----------------------------------------

           (a) and (b) The Issuer's total issued and outstanding capital stock comprises 15,294,200 shares of common stock of the Issuer ("Common Stock"), of which Tepco owns beneficially and of record 3,669,924 shares.
           (c) Tepco's current beneficial ownership of shares of capital stock of the Issuer resulted in part from the repurchase by the Issuer from the holders thereof of the Issuer's outstanding 10% Senior Subordinated Secured Promissory Note (the "Issuer Note"), in which Tepco held a 98% interest. In such transaction the Issuer paid Tepco $637,000.00 in cash and 1,560,114 shares of newly issued Common Stock. The portion of the Issuer Note purchased from Tepco had been convertible into 839,815 shares of Common Stock, which shares were previously reported as being beneficially owned by Tepco. Tepco continues to own beneficially and of record 2,109,810 shares of Common Stock previously owned by it. The result of the foregoing is the net increase in the number of shares of Common Stock owned by Tepco to 3,669,924. There have been no other transactions in the Issuer's Common Stock that were effected by or on behalf of Tepco in the past 60 days.
          (d) Not applicable.
          (e) Not applicable.

        Item   6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer
                    -------------------------------------------

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in
     Item 2 and any other person with respect to any securities of the Issuer.

     Item 7.     Material To Be Filed As Exhibits
                 --------------------------------

             Set forth below are all exhibits attached to this statement:

               Exhibit
               -------
                         None


                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 19, 2007


     TEPCO LTD.


     By: /s/ Ian Gordon
           Ian Gordon
           President